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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            Pulaski Financial Corp.
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                                (Name of Issuer)

                         Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                  745548-10-7
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                                 (CUSIP Number)

                               December 31, 2003
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)
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CUSIP NO. 745548-10-7                   13G                    Page 2 of 5 Pages
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Leon A. Felman
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  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [X]
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  3.    SEC Use Only


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  4.    Citizenship or Place of Organization

        USA
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     Number of             5.      Sole Voting Power

      Shares                       301,164
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      3,000
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     301,164
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   3,000
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  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        304,164
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 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


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 11.    Percent of Class Represented by Amount in Row (9)

        5.6%
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 12.    Type of Reporting Person (See Instructions)

        IN, PN, EP
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ITEM 1(a).        NAME OF ISSUER

                  Pulaski Financial Corp.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  12300 Olive Boulevard
                  St. Louis, Missouri 63141

ITEM 2(a).        NAME OF PERSON FILING

                  Leon A. Felman

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                  25 West Brentmoor Park
                  Clayton, Missouri 63105

ITEM 2(c).        CITIZENSHIP

                  USA

ITEM 2(d).        TITLE OF CLASS OF SECURITIES

                  Common stock, par value $0.01 per share

ITEM 2(e).        CUSIP NUMBER

                  745548-10-7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b) OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  (a)      [ ]  Broker or dealer registered under Section 15 of
                                the Exchange Act.

                  (b)      [ ]  Bank as defined in section 3(a)(6) of the
                                Exchange Act.

                  (c)      [ ]  Insurance company as defined in section 3(a)(19)
                                of the Exchange Act.

                  (d)      [ ]  Investment company registered under Section 8 of
                                the Investment Company Act.

                  (e)      [ ]  An investment adviser in accordance with Rule
                                13d-1(b)(1)(ii)(E).

                  (f)      [ ]  An employee benefit plan or endowment fund in
                                accordance with Rule 13d-1(b)(1)(ii)(F).




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                  (g)      [ ]  A parent holding company or control person, in
                                accordance with Rule 13d-1(b)(1)(ii)(G).

                  (h)      [ ]  A savings association as defined in Section 3(b)
                                of the Federal Deposit Insurance Act.

                  (i)      [ ]  A church plan that is excluded from the
                                definition of an investment company under
                                Section 3(c)(14) of the Investment Company Act.

                  (j)      [ ]  Group, in accordance with Rule
                                13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box [ ]

ITEM 4.           OWNERSHIP.

                  (a)      Amount beneficially owned:

                           304,164

                  (b)      Percent of class:

                           5.6%

                  (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:     301,164
                  (ii)     Shared power to vote or to direct the vote:     3,000
                  (iii)    Sole power to dispose or to direct the
                           disposition of:                               301,164
                  (iv)     Shared power to dispose or to direct the
                           disposition of:                                 3,000

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

         Mr. Felman beneficially owns shares of common stock of Pulaski Financial Corp. through The Felman Family Partnership, L.P., the Leon A. Felman Keough Profit Sharing Plan, his IRA accounts, the Homebaker Brand Profit Sharing Plan, his spouse's IRA and his daughter's IRA. Mr. Felman has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares owned through The Felman Family Partnership, L.P., the Leon A. Felman Keough Profit Sharing Plan, his IRA accounts and the Homebaker Brand Profit Sharing Plan. Mr. Felman has shared power to vote or to direct the


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vote and shared power to dispose or to direct the disposition of the shares owned through his spouse's IRA and his daughter's IRA. Mr. Felman shares the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares over which he holds shared voting and dispositive powers.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10.          CERTIFICATIONS.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   February 10, 2004
                                        ----------------------------------------
                                                         Date



                                                  /s/ Leon A. Felman
                                        ----------------------------------------
                                                       Signature



                                                    Leon A. Felman
                                        ----------------------------------------
                                                       Name/Title




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